EXHIBIT 5.1

Board of Directors
Total S.A.
2 place de la Coupole
La Défense 6
92078 Paris La Défense Cedex
France

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Paris, March 19, 2004

Dear Ladies and Gentlemen:

I am the General Counsel of Total S.A. (the “Corporation”), and have directly supervised counsel for the Corporation in connection with the filing of a registration statement on Form S-8 with exhibits thereto (the “Registration Statement”) by the Corporation under the Securities Act of 1933, as amended, and the rules and regulations thereunder, for registration of up to 500,000 shares, nominal value 10 euros per share, of the Corporation (the “Shares”). The Shares are issuable to employees of the Corporation participating in the Total Holdings USA, Inc. 2004 Employee Share Purchase Plan (the “Plan”).

I am familiar with the preparation of the Registration Statement and have made such further investigation, either directly or through counsel acting under my direct supervision, as I have deemed pertinent and necessary as a basis for this opinion.

Based upon, and subject to, the foregoing, it is my opinion that the Shares are duly authorized and, when issued in accordance with the terms of the Plans, and upon compliance with applicable securities laws, will be, assuming no change in the applicable law or pertinent facts, validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving the foregoing consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Alain-Marc Irissou General Counsel Alain-Marc Irissou